VIA EDGAR

November 13, 2013

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Constant Contact, Inc. (File No. 001-33707)

Securities and Exchange Commission review letter dated October 31, 2013

Extension of Time to Respond

Dear Mr. Spirgel:

The purpose of this correspondence is to document my conversation earlier today with Christine Adams, Senior Staff Accountant, regarding the timing of Constant Contact, Inc.’s response to the above-referenced review letter. During that conversation, Ms. Adams confirmed that the staff of the Securities and Exchange Commission was willing to grant my request to extend the deadline for responding to such letter until Monday, December 2, 2013.

If you have any questions, please do not hesitate to contact me at 781-472-8100.

Thank you for your attention to this matter.

Very truly yours,

/s/ Robert P. Nault

Robert P. Nault
Vice President and General Counsel

cc:	Christine Adams, Senior Staff Accountant

Ivette Leon, Assistant Chief Accountant

Constant Contact, Inc. | 1601 Trapelo Road, Waltham, MA 02451 USA | 1-781-472-8100